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                                                                  EXHIBIT (a)(4)

                               (SYNTELLECT LOGO)
                                                               November 13, 2002

Dear Stockholder:

     We are pleased to inform you that Syntellect has signed a merger agreement with Enghouse Systems Limited pursuant to which a subsidiary of Enghouse has commenced a tender offer to purchase all of the outstanding shares of Syntellect common stock for $0.72 per share in cash. The offer is subject to, among other things, the tender of a majority of the outstanding shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of Enghouse will be merged with Syntellect and each remaining Syntellect share will be converted into the same cash price as was paid in the offer.

     After careful consideration, your board of directors has approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of Syntellect and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

     In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9, including the opinion of Syntellect's financial advisor, Alliant Partners, that, as of the date of the opinion, and based upon and subject to the matters set forth therein, the consideration to be received in the offer and the merger by the holders of shares is fair to Syntellect's stockholders, from a financial point of view. A copy of Alliant Partners' opinion can be found in Schedule II to the Schedule 14D-9 and should be read carefully and in its entirety.

     Enclosed is Enghouse's Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     If you need assistance tendering your shares, please contact MacKenzie Partners, the information agent for the offer, at (800) 322-2885.

                                            Very truly yours,

                                            ANTHONY CAROLLO SIGNATURE
                                            Anthony V. Carollo, Jr.
                                            Chairman of the Board of Directors,
                                            Chief Executive Officer and
                                            President